(As filed on December 6, 2001)


                                                              File No. 70-[____]

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                     --------------------------------------

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                    ----------------------------------------

                          NORTHWEST ENERGY CORPORATION
                               One Pacific Square
                             220 N.W. Second Avenue
                             Portland, Oregon 97209
                                 (503) 226-4211

                   (Name of company filing this statement and
                     address of principal executive offices)
                     ---------------------------------------

                                      None

                 (Name of top registered holding company parent)
                      -------------------------------------

                                 Mark S. Dodson
                      President and Chief Operating Officer
                          Northwest Natural Gas Company
                             220 N.W. Second Avenue
                             Portland, Oregon 97209
                                 (503) 226-4211

                     (Name and address of agent for service)
                      -------------------------------------

          The Commission is requested to send copies of all notices, orders and other communications in connection with this Application/Declaration to:

          Carla Kelley, Esq.                     John T. Hood, Esq.
          Susan Ackerman, Esq.                   William T. Baker, Jr., Esq.
          Northwest Natural Gas Company          Thelen Reid & Priest, LLP
          220 N.W. Second Avenue                 40 West 57th Street
          Portland, Oregon 97209                 New York, New York  10019

          J. Mark Metts, Esq.                    Joanne C. Rutkowski, Esq.
          Enron Corp.                            Baker Botts L.L.P.
          1400 Smith Street                      The Warner
          Houston, Texas 77002                   1299 Pennsylvania Ave., N.W.
                                                 Washington, DC  20004-2400

                               TABLE OF CONTENTS

Item 1.  Description of Proposed Transaction ..................................4
         1.1   Introduction....................................................4
         1.2   Description of NW Natural and Its Properties....................7
         1.3   Description of PGE and its Properties...........................8
         1.4   Principal Terms of Transaction Agreements......................12
               a.   Reorganization of NW Natural..............................12
               b.   The PGE Acquisition.......................................13
         1.5   Accounting and Tax Treatment of the Proposed Transaction.......18
Item 2.  Fees, Commissions and Expenses.......................................19
Item 3.  Applicable Statutory Provisions......................................19
         3.1   General Overview of Applicable Statutory Provisions............19
         3.2   Compliance with Standards of Section 10........................21
               a.   The Acquisition is Lawful Under Section 8 of the Act
                    and Is Not Detrimental to the Carrying Out of the
                    Provisions of Section 11..................................21
               b.   The Acquisition Will Serve the Public Interest by
                    Tending Toward the Economical and Efficient
                    Development of an Integrated Public-Utility System........24
               c.   Compliance with Relevant State Law........................26
               d.   The Acquisition Will Not Tend Towards Interlocking
                    Relations or Concentration of Control of Public-Utility Companies that is Detrimental to the Public
                    Interest or Interest of Investors or Consumers............26
                    (i)   Interlocking Relationships..........................26
                    (ii)  Concentration of Control............................27
               e.   The Consideration To Be Paid Is Reasonable and Bears
                    a Fair Relation to the Value of the Utility Assets
                    Underlying the Securities To Be Acquired..................30
               f. The Acquisition Will Not Unduly Complicate the Capital Structure of the NW Natural Holdco System and
                    Will Not Be Detrimental to the Public Interest,
                    the Interest of Investors or Consumers, or the
                    Proper Functioning of the NW Natural Holdco
                    System....................................................32
Item 4.  Regulatory Approvals.................................................34
               a.   State Approvals:..........................................34
               b.   Federal Approvals:........................................35
Item 5.  Procedure............................................................36
Item 6.  Exhibits and Financial Statements....................................37
               (a)  Exhibits..................................................37
               (b)  Financial Statements......................................39
Item 7.  Information as to Environmental Effects..............................39

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION.

     1.1   Introduction.

     Northwest Energy Corporation (herein referred to as "NW Natural Holdco"),/1/ an Oregon corporation, is filing this Application/Declaration pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), to request approval for the acquisition of all of the issued and outstanding common stock of two public-utility companies:
Northwest Natural Gas Company ("NW Natural") and Portland General Electric Company ("PGE"). NW Natural, an Oregon corporation, distributes gas at retail in western Oregon and adjacent areas of Washington. PGE, also an Oregon corporation, is a wholly-owned subsidiary of Enron Corp. ("Enron"), an integrated energy company and an exempt holding company under the Act./2/ PGE generates, transmits and distributes electric energy in northwest Oregon. Following consummation of the proposed transaction, NW Natural Holdco intends to claim an exemption under Section 3(a)(1) of the Act pursuant to Rule 2.

     As more fully described below, the proposed transaction will be carried out in two steps. First, NW Natural will become a wholly-owned subsidiary of NW Natural Holdco by means of a reorganization in which NW Natural Holdco will acquire all of the issued and outstanding

---------
/1/      Northwest Energy Corporation is a temporary name; the company will be renamed at a later date.

/2/      Enron is an exempt holding company under Section 3(a)(1) of the Act, pursuant to Rule 2. See Statement on Form U-3A-2 in File No. 69-417. Enron also has pending an application for exemption pursuant to Section 3(a)(3) or, in the alternative, Section 3(a)(5) of the Act. See File No. 70-9661. On December 2, 2001, Enron filed for reorganization under Chapter 11 of the United States Bankruptcy Code in U.S. Bankruptcy Court for the Southern District of New York. PGE did not file for reorganization under Chapter 11. The ultimate impact of Enron's Chapter 11 bankruptcy filing on PGE and on the proposed acquisition of PGE by NW Natural Holdco cannot be determined at this time. At this time, NW Natural Holdco is proceeding on the assumption that the acquisition of PGE will be completed on the terms described herein.

common stock of NW Natural in exchange for an equal number of shares of common stock of NW Natural Holdco (referred to as the "Reorganization"). Immediately following the Reorganization, NW Natural Holdco will purchase from Enron all of the outstanding common stock of PGE for a combination of cash, common stock of NW Natural Holdco, and certain other securities (referred to as the "PGE Acquisition"). The Reorganization and the PGE Acquisition are hereinafter referred to together as the "Transaction."

         The Transaction is subject to, among other things, receipt by the parties of required state and federal regulatory approvals and filing of pre-merger notification statements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), and expiration or termination of the statutory waiting period thereunder. (See Item 4 - Regulatory Approvals, below). The Transaction is also subject to receipt by Enron of a no-action letter from the staff of the Commission stating that the staff of the Commission will not take any action to assert that Enron or its affiliates will become a "holding company" or "affiliate" of NW Natural Holdco, as those terms are defined under the Act, solely by reason of the Transaction.

         The boards of directors of NW Natural and Enron have each approved the proposed Transaction. In addition, the Reorganization and the issuance of common stock and other equity securities by NW Natural Holdco in connection with the PGE Acquisition is subject to approval by NW Natural's shareholders, which will be sought at a special meeting of shareholders to be held during the first half of 2002. Approval of the Reorganization requires the affirmative vote of a majority of the outstanding shares of NW Natural's common stock, and approval of the issuance of common stock and other equity securities by NW Natural Holdco as part of the PGE Acquisition requires the affirmative vote of the majority of the votes cast, provided that the total number of votes cast is the majority of the outstanding shares of common stock of NW Natural. NW Natural Holdco has filed a

Registration Statement on Form S-4 pursuant to the Securities Act of 1933, which includes the proxy statement/prospectus ("Proxy Statement") to be used in connection with the special shareholder meeting. (See Exhibit C hereto).

         1.2    Description of NW Natural and Its Properties.
                ---------------------------------------------

         NW Natural distributes gas at retail to approximately 468,100 residential customers, 54,700 commercial customers, and 600 industrial customers in 17 counties in western Oregon, including the Portland metropolitan area, most of the Willamette Valley, the northern Oregon coast and the Columbia River Gorge, and 3 counties in southwestern Washington that border on the Columbia River, including the Vancouver, Washington metropolitan area. In 2000, sales to customers in Oregon represented approximately 92% of its revenues. NW Natural owns, operates and maintains approximately 15,000 miles of natural gas transportation and distribution pipelines, and holds rights to purchase and transport gas from suppliers in the western United States and Canada.

         NW Natural also owns underground natural gas storage reservoirs located near Mist, Oregon with a total storage capacity of 10.5 billion cubic feet (Bcf) and two liquefied natural gas plants. Although created principally to support the natural gas sales activities of NW Natural, excess capacity in the storage reservoirs will also be used to provide storage services to interstate customers located elsewhere in the Pacific Northwest and British Columbia. NW Natural is subject to regulation as to rates and conditions of service and other matters by the Public Utility Commission of Oregon ("OPUC") and the Washington Utilities and Transportation Commission ("WUTC"). In addition, the OPUC and WUTC both regulate the issuance of securities by NW Natural and prescribe the system of accounts to be kept by utilities.

         NW Natural has one non-utility subsidiary, NNG Financial Corporation ("Financial Corporation"), which holds minority interests in various qualifying small power production facilities under the Public Utility Regulatory Policies Act of 1978, as amended. These facilities, which including solar electric, wind-power electric and hydroelectric generation projects, are all located in California and sell all of their electrical output to Pacific Gas and Electric Company and Southern California Edison Company pursuant to long term power sales contracts. In addition, KB Pipeline Company, a wholly-owned subsidiary of Financial Corporation, owns a 10% interest in the Kelso-Beaver Pipeline, which is described more fully below.

         For the twelve months ended December 31, 2000, NW Natural reported gross operating revenues of $532,110,000, net operating revenues of $257,950,000 and net income of $50,224,000. At December 31, 2000, NW Natural had $1,278,713,000 in total assets, including net utility plant of $928,832,000, net non-utility property of $5,198,000, and current assets of $187,372,000. As of November 6, 2001, NW Natural had issued and outstanding 25,173,403 shares of common stock, par value $3-1/6 per share, 250,000 shares of redeemable preference shares, without par value, and 90,000 shares of preferred stock, also without par value. NW Natural's common stock is listed and traded on the New York Stock Exchange ("NYSE").

         1.3    Description of PGE and its Properties.
                -------------------------------------

         PGE is engaged in the generation, purchase, transmission, distribution and sale of electric energy to retail customers in a 3,150 square-mile area of Oregon that includes 51 incorporated cities, of which Portland and Salem are the largest. PGE also sells electric energy at wholesale in interstate commerce to wholesale customers throughout the area that is encompassed within the Western Systems Coordinating Council. The estimated population served by PGE is approximately 1.5 million, or about 44% of the state's total population.

         As of December 31, 2000, PGE owned wholly or jointly generating facilities with a capacity of approximately 2000 MW, as follows:

                                                                             Percentage of
                                                     Net Capability              PGE's
          Name                  Location                  (MW)                 Interest                 Fuel
          ----                  --------                  ----                 --------                 ----

Sullivan                  West Linn, OR                    16                    100.0                  Hydro
Faraday                   Estacada, OR                     44                    100.0                  Hydro
River Mill                Estacada, OR                     25                    100.0                  Hydro
Bull Run                  Bull Run, OR                     22                    100.0                  Hydro
Oak Grove                 Three Lynx, OR                   44                    100.0                  Hydro
Pelton                    Madras, OR                      108                    100.0                  Hydro
North Fork                Estacada, OR                     54                    100.0                  Hydro
Round Butte               Madras, OR                      300                    100.0                  Hydro
Beaver                    Clatskanie, OR                  500                    100.0               Gas or Oil
Boardman                  Boardman, OR                   556.8                    65.0                   Coal
Colstrip 3&4              Colstrip, MT                   1,480                    20.0                   Coal
Coyote Springs            Boardman, OR                    242                    100.0               Gas or Oil


         PGE also has long-term power purchase contracts for the net purchase of approximately 500 MW of generating capacity from other suppliers in the Pacific Northwest and purchases the remainder of its requirements in short-term electricity markets.

         The historic peak load on the PGE system, which occurred in December 1998, was 4,073 MW and PGE's projected peak load for 2001 - 2002 is approximately 4,300 MW. Consequently, the amount of generating capacity owned or controlled by PGE is short of its peak demand by approximately 1,800 MW, and PGE must make purchases at wholesale in the short-term electricity market in order to meet its peak load.

         PGE owns 2,018 miles of transmission facilities in Oregon, including 706 miles of 500 kV lines, 338 miles of 230 kV lines, 505 miles of 115-kV lines, and 469 miles of 57 kV lines, and owns 25,000 miles of distribution facilities in Oregon. PGE's transmission system includes an approximate 20% interest in the Pacific Northwest Intertie, a 4,800 MW transmission facility between John Day in northern Oregon and Malin in southern Oregon near the California border./3/ The Pacific Northwest Intertie is used primarily for interstate sales and purchases of electric energy among the Bonneville Power Administration ("BPA"), utilities in the Pacific Northwest, including PGE, and California utilities. PGE has on file with the Federal Energy Regulatory Commission ("FERC") an open access transmission tariff conforming to the requirements of FERC Order No. 888./4/

         PGE is directly interconnected with BPA and with PacifiCorp, and is indirectly interconnected with most other utilities belonging to the Western States Power Pool. PGE purchases electric energy from public utility districts located in Washington and from non-associated utilities in Oregon, Washington, Montana, Idaho, Arizona, New Mexico, California and Canada. PGE also purchases surplus electric energy from BPA.

         In accordance with FERC Order No. 2000,/5/ PGE and other utilities in the Pacific Northwest have filed an application at the FERC to form RTO West as a FERC-approved regional transmission organization./6/ RTO West will consolidate regional transmission operations into a single control area and will provide access to all of the transmission facilities it controls through a tariff filed with the FERC. In addition, PGE and four other regional utilities have filed a

---------
/3/       The Pacific Intertie is comprised of various 500 kV AC transmission lines and one 1000 kV DC transmission line.
/4/       See Atlantic City Electric Company, et. al., 77 FERCP. P.61,144
(1996).
/5/       Regional Transmission Organizations, FERC Stats. & Regs., Regulations
Preambles (1996-2000) P.31,089 (1999).
/6/       See Avista Corp., et al., 95 FERCP. 61,114 (2001), order on rehearing,
96 FERCP. P.61,058 (2001).

proposal with the FERC to form an independent transmission company, to be called TransConnect.(7)

         PGE also has a 79.5% ownership interest in the Kelso-Beaver Pipeline, a 20-inch diameter lateral natural gas pipeline that runs approximately 17 miles between PGE's Beaver generating plant, located in Clatskanie, Oregon, and the interstate gas distribution system of Northwest Pipeline Company (which is not affiliated with NW Natural). The Kelso-Beaver Pipeline was constructed and is operated pursuant to a certificate of convenience and necessity issued by the FERC pursuant to Section 7(c) of the Natural Gas Act./8/ During 2000, PGE had access to approximately 154 MMcf/day of firm transportation capacity on the Kelso-Beaver Pipeline. PGE also has filed a site certificate application for the 650 MW Port Westward generating plant with the Oregon Energy Facility Siting Council. The contemplated in-service date for the Port Westward plant is the second quarter of 2004. This project and the 550 MW Summit plant would be sited adjacent to the Beaver plant and would be served by the Kelso-Beaver Pipeline.

         PGE is subject to regulation of its retail rates and conditions of service by the OPUC. In addition, the OPUC regulates the issuance of securities and prescribes the system of accounts to be kept by Oregon utilities. PGE is also subject to the jurisdiction of the FERC with respect to transmission service and wholesale sales of electric energy, licensing of hydroelectric projects and certain other matters.

----------

/7/       See Avista Corporation; the Montana Power Company; Nevada Power
Company; Portland General Electric Company and Sierra Pacific Power Company, TransConnect LLC, Docket Nos. RT01-15-000 and ER02-323-000, filed
November 13, 2001.
/8/       See Portland General Electric Company, 57 FERC P.61,095 (1991),
amended by 57 FERC (paragraph) 61,258 (1991).

         For the year ended December 31, 2000, PGE reported operating revenues of $2,253,000,000, net operating income of $206,000, 000 and net income of $141,000,000. At December 31, 2000, PGE had total assets of $3,452,000,000, including net utility plant of $1,891,000,000, other property and investments of $277,000,000, and current assets of $778,000,000. As of October 31, 2001, PGE had issued and outstanding 42,758,877 shares of common stock, $3.75 par value, all of which are held by Enron, and 300,000 shares of 7.75% series, cumulative preferred stock, no par value.

        1.4     Principal Terms of Transaction Agreements.
                -----------------------------------------

         As indicated above, the combination of NW Natural and PGE under NW Natural Holdco will be carried out in two essentially simultaneous steps: the reorganization of NW Natural so that it becomes a wholly-owned subsidiary of a new holding company (NW Natural Holdco), followed by the acquisition by NW Natural Holdco of all of the issued and outstanding common stock of PGE.

         a. Reorganization of NW Natural. NW Natural Holdco is currently a wholly-owned subsidiary of NW Natural, having nominal capitalization. NW Natural, NW Natural Holdco and a wholly-owned subsidiary of NW Natural Holdco ("Merger Sub") have entered into an Agreement and Plan of Merger and Reorganization, dated October 5, 2001 (the "Plan of Merger") (Exhibit B-1 hereto) whereby NW Natural will become a subsidiary of NW Natural Holdco. At the Effective Time, as defined in the Plan of Merger:

                (i) Merger Sub will be merged with and into NW Natural, with NW Natural being the surviving corporation;

                (ii) each share of NW Natural common stock outstanding immediately prior to the merger will be automatically converted into one share of NW Natural Holdco common stock;

                (iii) each share of NW Natural Holdco common stock outstanding immediately prior to the merger will be converted into shares of NW Natural, resulting in NW Natural Holdco becoming the owner of all outstanding shares of NW Natural common stock; and

                (iv) the shares of NW Natural Holdco common stock held by NW Natural immediately prior to the merger will be canceled.

         Following the Reorganization, all of NW Natural Holdco's outstanding common stock will be owned by the former holders of NW Natural's common stock outstanding immediately prior to the Reorganization. Shares of NW Natural preferred stock and preference stock issued and outstanding immediately prior to the Reorganization shall remain unchanged. NW Natural Holdco's common stock will be listed for trading on the NYSE.

         Under the Amended and Restated Articles of Incorporation of NW Natural Holdco (Exhibit A-1 hereto), the authorized equity capitalization of NW Natural Holdco will consist of 90,000,000 shares, divided into 65,000,000 shares of common stock, without par value, 15,000,000 shares of Class B common stock, without par value, and 10,000,000 shares of preferred stock, without par value.

         b. The PGE Acquisition. Following the Reorganization, NW Natural Holdco will acquire all of the issued and outstanding common stock of PGE pursuant to the terms of a Stock Purchase Agreement, dated October 5, 2001, by and among Enron, Enron Northwest Assets, LLC ("Enron NW Assets"), NW Natural, and NW Natural Holdco (Exhibit B-2 hereto). Enron NW Assets is a Delaware limited liability company that holds an option to purchase all of the issued and outstanding common stock of PGE from Enron. Pursuant to the Stock Purchase Agreement, Enron NW Assets will exercise that option and immediately thereafter sell the common stock of PGE to NW Natural Holdco. In the event that Enron NW Assets for any reason does not exercise the option, NW Natural Holdco will purchase the PGE shares of common stock directly from Enron. NW Natural Holdco will also purchase the common stock of PGH II, Inc., a non-utility subsidiary of Enron that holds certain non-utility businesses./9/ NW Natural Holdco will pay a total of $1.8 billion in consideration for these assets, consisting of $1.55 billion in cash and $250 million of equity securities to be issued by NW Natural Holdco to Enron (approximately $50 million in the form of common stock and Class B common stock of NW Natural Holdco and $200 million in the form of hybrid equity securities called FELINE PRIDES(SM),/10/ which are described below). In addition, NW Natural Holdco will assume a payment obligation of approximately $72 million from Enron to PGE that remains from Enron's purchase of PGE in 1997. PGE will retain its approximately $1.1 billion in existing debt and preferred stock.

         NW Natural Holdco will enter into credit facilities for $1.55 billion in order to finance the cash portion of the purchase price to be paid for PGE, and a separate $100 million revolving credit facility that can be used to pay expenses relating to the PGE Acquisition and for working capital purposes. It is currently expected that borrowings under the acquisition credit facilities would include a $450 million tranche with a term of one year and other tranches with terms ranging from six to eight and a half years. The revolving credit facility is expected to have a term of six years. The loans would bear interest at variable rates. NW Natural Holdco expects to issue approximately $150 million of common stock at or shortly after the closing and will utilize the net proceeds thereof to repay a portion of the term loans. NW Natural Holdco expects that the

---------

/9/       PGH II, Inc. holds various non-utility assets or business interests
(e.g., an interest in a fiber optics network and a district cooling system under development in Portland) of PGE. A nominal portion of the total purchase price ($1 million) will be allocated to the stock of PGH II, Inc.

/10/      FELINE PRIDES(SM) is a service mark of Merrill Lynch & Co.

debt incurred in connection with the PGE Acquisition will be assigned an investment grade rating by at least one of the major nationally recognized statistical rating agencies.

         NW Natural Holdco's obligations under these credit facilities will be collateralized through a pledge of the common stock of NW Natural and PGE owned by NW Natural Holdco. Under Oregon law, the lenders' exercise of their rights to foreclose under the pledge of the utilities' common stock is subject to obtaining approval of the OPUC.

         The number of shares of common stock and Class B common stock that Enron shall receive shall be determined by dividing $50 million by the average market price of NW Natural common stock for each of twenty consecutive trading days ending on the third trading day prior to the closing date; provided, however, that the aggregate number of shares shall be no more than 2,295,257 and no less than 1,877,938. The aggregate number of shares of common stock to be issued to Enron at closing shall be equal to 4.9% of the outstanding shares of common stock as of the closing date, and the remainder will be shares of Class B common stock. Depending on the aggregate number of shares of common stock and Class B common stock issued to Enron, Enron will own approximately 7% to approximately 8% of the total number of outstanding shares of common stock and Class B common stock (not including the amount of any Class B common stock issuable upon the settlement of the stock purchase contract embedded in the FELINE PRIDES(SM), as described below).

         The rights, priorities and preferences of the holders of NW Natural Holdco common stock and Class B common stock will be equal, except that the holders of Class B common stock will not be entitled to vote. Each share of Class B common stock may be converted at any time, at the option of the holder, into one share of common stock of NW Natural Holdco, except that, if after giving effect to any proposed conversion, the holder of Class B common stock would then own 5% or more of the issued and outstanding common stock of NW

Natural Holdco, such conversion would only be effective as to those shares of Class B common stock that, when converted, would result in the holder owing less than 5% of all issued and outstanding shares of common stock.

         As indicated, NW Natural Holdco will also issue four million units of securities called FELINE PRIDES(SM), with an aggregate stated amount of $200 million, to Enron as part of the consideration paid for the common stock of PGE. Each unit of the FELINE PRIDES(SM) will consist of one share of mandatorily redeemable preferred stock of NW Natural Holdco with a liquidation value of $50 per share, and one stock purchase contract, which will obligate the holder thereof to purchase from NW Natural Holdco, and NW Natural Holdco to sell, $50.00 worth of Class B common stock four years after the closing date of the PGE Acquisition. The preferred stock issued as part of the FELINE PRIDES(SM) will initially be pledged to NW Natural Holdco to secure the holders' obligation to purchase the Class B common stock four years from the closing date. Just before the expiration of the fourth year - when Enron's obligation to purchase $200 million of Class B common stock comes due - NW Natural Holdco will attempt to remarket the preferred stock on behalf of Enron. If that remarketing effort is successful, then the cash proceeds of the sale will be applied to satisfy Enron's obligation to purchase the Class B common stock. If not successful, then Enron would settle its obligation under the purchase contract by delivering the preferred stock to NW Natural Holdco in exchange for the shares of Class B common stock.

         The preferred stock will have a stated liquidation value of $50.00 per share and will be subject to mandatory redemption five years following the closing of the PGE Acquisition at a price of $50.00 per share, plus any accumulated and unpaid dividends. Holders of the preferred stock will be entitled to receive aggregate cash dividends payable quarterly in arrears on February 15, May 15, August 15, and November 15, equal to 6.0% per annum of the aggregate stated liquidation amount of the preferred stock held by such holder for the eight consecutive quarters following the closing date of the Transaction and 9.0% per annum of the aggregate stated liquidation amount of such preferred stock for the next eight consecutive quarters until four years from the closing date of the Transaction, if, when and as authorized and declared by the NW Natural Holdco's board of directors. Except as required under Oregon law, the preferred stock issued as part of the FELINE PRIDES(SM) will not have any voting rights.

         In addition, pursuant to the Stock Purchase Agreement, NW Natural Holdco and Enron and/or one or more entities designated by or affiliated with Enron will enter into a Securityholders and Registration Rights Agreement (Exhibit B-3 hereto) which, among other things, will, subject to the provisions of applicable laws and regulations, grant to Enron the right to designate up to two individuals to serve on NW Natural Holdco's board of directors (which is expected initially to have between 12 and 14 members) and certain registration rights, and which will restrict Enron's disposition of securities issued by NW Natural Holdco as part of the PGE Acquisition.

         Enron's ownership of NW Natural Holdco securities is the result of Enron's offering seller financing to facilitate the Transaction. The financing was carefully structured to protect the value of NW Natural Holdco's common stock, provide ratepayers some benefit - while protecting them from harm - and provide incentives for Enron to exit from seller financing within a five-year period.

         Following the Transaction, the corporate headquarters of both PGE and NW Natural will remain in Portland, Oregon, and each company will continue to provide public utility service in its respective service territory. The operations center for PGE will also remain in Portland, Oregon. After closing, the combined companies will have approximately $5 billion in assets, more than
1.25 million electric and gas customers, and would own slightly less than 2000 MW of electric generation capacity, 27,000 miles of electric transmission and distribution lines, and 12,000 miles of gas mains.

         1.5    Accounting and Tax Treatment of the Proposed Transaction.
                --------------------------------------------------------

         NW Natural Holdco will account for the acquisition of PGE as a purchase for financial reporting purposes. Under this method of accounting, the assets and liabilities of PGE will be recorded at their fair values, and, if necessary, any excess of the consideration paid over those amounts will be recorded as goodwill and amortized by NW Natural Holdco. Because the Transaction simply involves the acquisition of the common stock of PGE, there will be no change in the assets and liabilities recorded on the books of PGE. Goodwill recorded by NW Natural Holdco will not be "pushed down" and reflected on the books of PGE or NW Natural.

         The Reorganization has been structured as an exchange of shares qualifying for nonrecognition as a tax-free reorganization under section 351 of the Internal Revenue Code. Accordingly, shareholders of NW Natural will not recognize any gain or loss upon receipt of common stock of NW Natural Holdco in the Reorganization. Likewise, no gain or loss will be recognized by NW Natural Holdco upon the issuance of common stock in exchange for NW Natural's common stock.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.

         It is currently estimated that the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the Transaction, including the Commission's filing fees under the Securities Act of 1933 and expenses associated with soliciting proxies, will total approximately $60 million, assuming the acquisition of PGE closes, as follows.

Commission filing fee for Registration Statement on Form S-4..........$150,000
Shareholder communications (printing and proxy solicitation)...........$50,000
NYSE listing fee......................................................$150,000
Exchanging, printing and engraving of stock certificates...............$50,000
Investment bankers fees and expenses...............................$15,000,000
Lenders fees and expenses..........................................$40,000,000
Accountants fees......................................................$600,000
Legal fees and expenses.............................................$2,000,000
Other...............................................................$2,000,000
                                                                   -----------
            TOTAL..................................................$60,000,000

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

         3.1    General Overview of Applicable Statutory Provisions.
                ---------------------------------------------------

         The acquisition of the common stock of NW Natural and PGE by NW Natural Holdco is subject to Sections 9(a)(2) and 10 of the Act. The relevant standards for approval of an application under Section 10 are set forth in subsections
(b), (c) and (f) thereof. Section 10(b) provides that, if the requirements of
Section 10(f) are satisfied, the Commission shall approve an acquisition under
Section 9(a) unless the Commission finds that:

         (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

         (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

         (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

         Section 10(f) provides that the Commission:

                  shall not approve any acquisition . . . unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

         Finally, Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

         (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11; or

         (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.

An "integrated public-utility system" is defined in Section 2(a)(29) to mean:

          (A) As applied to electric utility companies, a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more
                  States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; and

         (B) As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

         3.2    Compliance with Standards of Section 10.
                ---------------------------------------

         The proposed Transaction meets all the substantive requirements of subsections (b), (c) and (f) of Section 10 and therefore should be approved.

                a. The Acquisition is Lawful Under Section 8 of the Act and Is Not Detrimental to the Carrying Out of the Provisions of
                     Section 11.

         Section 10(c)(1) provides that the Commission shall not approve an acquisition that "is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11." Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory without the express approval of the state commission when state law prohibits or requires approval of such acquisition. By its terms, Section 8 applies only to registered holding companies and is thus inapplicable to NW Natural Holdco, which intends to claim an exemption under Section 3(a)(1) of the Act pursuant to Rule 2./11/ In any event, the Transaction for which approval is sought herein

----------
/11/ Section 3(a)(1) of the Act provides an exemption for a holding company if:

         "such holding company, and every subsidiary thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized."

Although NW Natural, an Oregon corporation, provides gas service in certain areas of Washington that are contiguous to its service area in Oregon, NW Natural carries on its business substantially in Oregon. For the year ended December 31, 2000, NW Natural's gross operating revenues, net operating revenues (i.e., retail gas sales and retail transportation less cost of gas sold), and net income attributable to public utility operations in Washington represented only 8%, 7.1% and 4.2%, respectively, of NW Natural's total gross operating revenues, net operating revenues and net income. PGE, also an Oregon corporation, operates as an electric utility entirely within Oregon. It also must be approved by the OPUC, which has jurisdiction over both NW Natural and PGE.

         Nor will approval of the Transaction be detrimental to the carrying out of the provisions of Section 11, which provides, in subsection (b)(1) thereof, that every registered holding company and its subsidiaries shall limit their operations "to a single integrated public-utility system. . .. " Section
11(b)(1) permits a registered holding company to own one or more additional integrated public-utility systems only if the requirements of Section 11(b)(1)(A)-(C) (the "ABC clauses") are satisfied. Like Section 8, however,
Section 11(b)(1) by its terms applies only to registered holding companies and therefore does not preclude the acquisition and ownership of a combination gas and electric system by an exempt holding company whose ownership of both gas and electric operations is permitted and subject to "affirmative state regulation." See WPL Holdings, Inc., 49 S.E.C. 761, 772 (1988), aff'd in part and rev'd in part sub nom., Wisconsin's Environmental Decade v. SEC, 882 F.2d 523 (D.C. Cir.
1989), reaffirmed, 50 S.E.C. 728 (1991).

         The Commission has also previously held that a holding company may acquire additional utility assets that will not, when combined with its existing utility assets, make up an integrated system or comply fully with the "ABC" clauses, provided that there is de facto integration of contiguous utility properties and the holding company will be exempt from registration under
Section 3(a) of the Act following the acquisition. See TUC Holding Company, 53 S.E.C. 101, 109-110 (1997), citing Gaz Metropolitain, Inc., 52 S.E.C. 56 (1994).
Following consummation of the Transaction, PGE and NW Natural will operate in substantially the same area in Oregon and will be integrated to the extent that

--------------------------------------------------------------------------------
makes wholesale sales or power in interstate commerce, mostly in Oregon. PGE's parent company, Enron, already claims exemption under Section 3(a)(1) pursuant to Rule 2.

there will be a significant degree of shared administrative services, as discussed in more detail below./12/ Further, the Transaction will not give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that the Act, including Section 11(b)(1), was intended to address. In particular, the Transaction is subject to approval by each of the affected state public service commissions.

               b. The Acquisition Will Serve the Public Interest by Tending Toward the Economical and Efficient Development of an Integrated Public-Utility System.

         Under Section 10(c)(2), the Commission must affirmatively find that the acquisition of NW Natural and PGE by NW Natural Holdco "will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system . . . ." The existing electric properties of
PGE and the gas properties of NW Natural will not, together, form an integrated utility system. However, the Commission has stated on numerous occasions that under Section 10(c)(2) an exempt holding company may consist of more than one integrated system. See e.g., Union Electric Company, 45 S.E.C. 489 (1974). In essence, Section 10(c)(2) requires that (i) each utility system within the exempt holding company system be an integrated system and (ii) the acquisition tend toward the economical and efficient development of an integrated system.

         The economies and efficiencies expected to result from the Transaction are sufficient to satisfy the standards of Section 10(c)(2). The Commission has noted that economies and efficiencies that cannot be quantified should be taken into account in this analysis, as "specific dollar forecasts of future savings

---------
/12/      Approximately 80% of PGE's customers live in NW Natural's gas service area, and 65% of NW Natural's customers are also PGE electric customers.

are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corporation, 49 S.E.C. 472, 480 (1986), citing American Electric Power Company, Inc., 46 S.E.C. 1299, 1322 (1978).

         Because of the overlapping service territories and shared customer base of PGE and NW Natural, NW Natural Holdco expects that the Transaction will produce significant operating efficiencies that neither PGE nor NW Natural could achieve separately. In fact, NW Natural and PGE have worked together in the past to realize savings through operational efficiencies. For example, NW Natural and PGE currently have a joint meter reading program in effect, and conduct joint trenching for new construction projects. NW Natural Holdco believes that additional savings can be achieved in such areas as combined call centers, combined billing, combined marketing and support crews, combined customer addition and build-out efforts, and shared support services, as well as savings in administrative areas.

         NW Natural Holdco expects to realize total synergy savings of $18 million in 2003, $29 million in 2004, and $30 million in 2005 and each year thereafter. NW Natural Holdco estimates that it will cost $9.2 million to achieve these synergies, such costs to be incurred in the first two years after completion of the Transaction. As more fully explained in the Application to the OPUC (Exhibit D-1 hereto), the synergy savings will be used first by NW Natural Holdco to service and pay down debt in order to improve the credit ratings of NW Natural Holdco, NW Natural and PGE. Savings will then be used to benefit both customers and shareholders.

         NW Natural, combined with PGE, will serve approximately 725,000 electric customers and approximately 528,000 gas customers. The combination of PGE with NW Natural will allow the two utilities to optimize their gas procurement and management activities. In addition, the application of PGE's discipline and expertise in engaging in energy trading to manage PGE's electricity supply assets and retail load to the combined electric and gas businesses of PGE and NW Natural should provide significant operational benefits.

               c.   Compliance with Relevant State Law.
                    ----------------------------------

         Section 10(f) of the Act states that the Commission may not approve a proposed acquisition unless it finds that the applicant has complied with all applicable state laws. As indicated, the Transaction must be approved by the OPUC and the WUTC. Copies of the applications filed with those commissions are included herewith as Exhibits D-1 and D-3. Under applicable Oregon corporation law, the Transaction must also be approved by the Boards of Directors of NW Natural Holdco, NW Natural and PGE, and by NW Natural's shareholders. Such approvals have either been obtained or are express conditions to closing.

               d. The Acquisition Will Not Tend Towards Interlocking Relations or Concentration of Control of Public-Utility Companies that is Detrimental to the Public Interest or Interest of Investors or Consumers.

                    (i) Interlocking Relationships. Although any acquisition results in new links between previously unrelated companies, the relationships that will result from the Transaction are not the types of interlocking relationships prohibited by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operational and economic benefits to the integrated utility system. See Northeast Utilities, Inc., 50 S.E.C. 427, 443 (1990), as modified, 50 S.E.C. 511 (1990), aff'd sub nom., City of Holyoke
v. SEC, 972 F.2d 358 (D.C. Cir. 1992) (finding that interlocking relationships are necessary to integrate the two merging entities).

                    (ii) Concentration of Control. Section 10(b)(1) was intended to avoid "an excess of concentration and bigness" in the utility industry at the expense of competition while preserving the "opportunities for economies of scale, the elimination of duplicative facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by certain acquisitions. See American Electric Power Co., Inc., 46 S.E.C. 1299, 1309 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." See Vermont Yankee Nuclear Power Corp., 43 S.E.C. 693, 700 (1968). As discussed below, the Transaction will not create a "huge, complex, and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers. American Electric Power Co., Inc., 46 S.E.C. at 1307.

         Size. If approved, the acquisition of NW Natural and PGE by NW Natural Holdco will create a combination electric and gas utility system whose operations will be confined largely to a single state, Oregon, and a small adjoining area in Washington. The combined company will have approximately 528,000 gas utility customers and approximately 725,000 electric utility customers. On a pro forma basis, NW Natural Holdco and its subsidiaries would have total assets of $5,797.7 million as of September 30, 2001, and consolidated gross operating revenues of $2,916.3 million and consolidated net operating revenues of $665.9 million for the nine months then ended./13/ Although NW Natural Holdco will be the largest electric and gas utility in Oregon, it will be substantially smaller than many other combination electric and gas systems that the Commission has recentl approved under the standards of Section 10. See,

---------
/13/      On a pro forma basis, for the 12 months ended December 31, 2000, NW
Natural Holdco and its subsidiaries would have gross operating revenues of $2,786.0 million and net operating revenues of $1,050.5 million.

e.g., DTE Energy Company, et al., Holding Co. Act Release No. 27403 (May 23,
2001) (acquisition by DTE Energy Co. of MCN Energy Group, Inc., to create system with combined assets at time of acquisition of more than $17 billion); Dominion Resources, Inc., Holding Co. Act Release No. 27113 (Dec. 15, 1999) (acquisition by Dominion Resources, Inc. of Consolidated Natural Gas Company to create system with combined assets at time of acquisition of $29.0 billion); and TUC Holding Company, 53 S.E.C. 101 (1997) (acquisition by TUC Holding Company of ENSERCH Corporation to create exempt holding company system with combined utility assets at time of acquisition of $19.6 billion and approximately 2.7 million utility customers).

         Economies and Efficiencies. Moreover, because of the substantial overlap in the service territories of NW Natural and PGE, the Transaction will create opportunities for substantial economies and operating efficiencies. Thus, the Transaction will not lead to the type of concentration of control over utilities, unrelated to operating efficiencies, that Section 10(b)(1) was intended to prevent./14/

         Competitive Effects. As the Commission noted in Northeast Utilities, supra, at 445, the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." NW Natural Holdco, Enron and NW Natural intend to file the Notification and Report Forms with the Department of Justice ("DOJ") and Federal Trade Commission

---------
/14/      See Section 1(b)(4) of the Act (finding that the public interest and interests of consumers and investors are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties
 ....").

("FTC") required by the HSR Act describing the Transaction. The proposed Transaction cannot be consummated until the applicable waiting period expires or is terminated.

         The competitive effects of the Transaction will also be reviewed by the FERC, which has jurisdiction under Section 203 of the Federal Power Act over the change in ownership of jurisdictional facilities controlled by PGE. The Commission has held, and the courts have agreed, that it may "watchfully defer" to FERC with respect to such matters. See City of Holyoke v. SEC, 972 F.2d at 363-64, quoting Wisconsin's Environmental Decade v. SEC, 882 F.2d 523, 527 (D.C. Cir. 1989). As part of their application filed with FERC (Exhibit D-5 hereto), PGE and NW Natural have offered expert economic testimony addressing the effect of the Transaction on competition./15/ Such testimony shows that there will be no merger-induced increase in generation market concentration (horizontal market concentration) that exceeds the thresholds specified by the FERC in its Merger Policy Statement (FERC Order No. 592)./16/ The testimony also shows that the Transaction will not create or enhance the incentive and ability of NW Natural to increase wholesale electricity prices by restricting access of potential competitors to supplies of natural gas or raising the price of natural gas to competitors (vertical market concentration).

               e. The Consideration To Be Paid Is Reasonable and Bears a Fair Relation to the Value of the Utility Assets Underlying the Securities To Be Acquired.

         Section 10(b)(2) precludes approval of an acquisition if the consideration to be paid in connection with the transaction, including all fees, commissions and other remuneration, is "not reasonable or does not bear a fair

---------
/15/      The prepared direct testimony of expert witness Dr. William H.
Hieronymus appears as Attachment A to the FERC Application.

/16/      Order No. 592, Inquiry Concerning the Commission's Merger Policy Under
the Federal Power Act: Policy Statement, FERC Stats. & Regs. (Regulations Preambles) P. 31,044 (1996), on reconsideration, Order No. 592-A, 79 FERCP.
P. 61,321 (1997).

relation to the sums invested in or the earning capacity of . . . the utility assets underlying the securities to be acquired." The Commission has found persuasive evidence that the standards of Section 10(b)(2) are satisfied where, as here, the agreed consideration for an acquisition is the result of arm's-length negotiations between the managements of the companies involved, supported by opinions of financial advisors. See Entergy Corporation, 51 S.E.C. at 869, 879 (1993); Southern Company, Holding Co. Act Release No. 24579 (Feb. 12, 1988).

         The purchase price resulted from arm's-length negotiations and was deemed acceptable by NW Natural after lengthy negotiations with Enron and due diligence. In addition, NW Natural engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to deliver an opinion as to whether the consideration to be paid by NW Natural Holdco for PGE is fair to NW Natural Holdco from a financial point of view. On October 5, 2001, Merrill Lynch delivered its oral opinion to the Board of Directors of NW Natural, subsequently confirmed in writing, that as of such date and based upon the assumptions made, matters considered and limitations on the review described in Merrill Lynch's opinion, the proposed consideration to be paid by NW Natural Holdco for PGE is fair from a financial point of view to NW Natural Holdco. Merrill Lynch's fairness opinion is appended to the Proxy Statement as Annex D. Finally, the issuance of NW Natural Holdco's equity securities to Enron in connection with the acquisition of PGE must be approved by NW Natural's common stockholders.

         Another consideration under Section 10(b)(2) is the overall fees, commissions and expenses to be incurred in connection with the Transaction. NW Natural Holdco estimates that the fees, commissions and expenses that will be incurred in connection with the Transaction will total approximately $60 million. (See Item 2 - Fees, Commissions and Expenses). NW Natural Holdco believes that the estimated fees and expenses in this matter bear a fair relation to the consideration to be paid, and further that the fees and expenses are fair and reasonable in light of the size and complexity of the overall Transaction (which includes both the reorganization of NW Natural and the acquisition of PGE). See Northeast Utilities, 50 S.E.C. 427, 441 and 446 (1990) (noting that fees and expenses must constitute normal costs and represent a minor part of the overall acquisition).

               f. The Acquisition Will Not Unduly Complicate the Capital Structure of the NW Natural Holdco System and Will Not Be Detrimental to the Public Interest, the Interest of Investors or Consumers, or the Proper Functioning of the NW Natural Holdco System.

         Section 10(b)(3) requires the Commission to determine whether a proposed acquisition will "unduly complicate the capital structure" or be "detrimental to the public interest or the interest of investors or consumers or the proper functioning" of the holding company system. The intent of these requirements is to assure the financial soundness of the holding company system, with particular regard to the proper balance of debt and equity.

        The capital structure of the NW Natural Holdco system following the Transaction will be substantially similar to the capital structures of existing registered holding company systems. See, e.g., American Electric Power, 47 S.E.C. 215 (1980). NW Natural Holdco will directly own 100% of the common stock of two public utility companies, NW Natural and PGE. Hence, these transactions will not create any publicly-held minority interest in the voting securities of any public utility company. The existing preferred stock and debt securities of NW Natural and PGE will remain outstanding without change as obligations of those companies. The only voting securities of NW Natural Holdco that will be publicly held following the Reorganization and PGE Acquisition will be NW Natural Holdco's common stock.

        Finally, the issuance of the FELINE PRIDES(SM) by NW Natural Holdco will not represent a permanent component of NW Natural Holdco's capitalization. As previously described, the stock purchase contracts included in the FELINE PRIDES(SM) settle for NW Natural Holdco common stock on the fourth anniversary of the PGE Acquisition without any further required action on the part of the holders of the FELINE PRIDES(SM) or NW Natural Holdco. Moreover, from the date of the initial issuance, the FELINE PRIDES(SM) will be afforded a significant amount of equity credit by the credit rating agencies for the purpose of NW Natural Holdco's consolidated capitalization.

         The Transaction has been structured to ensure that PGE and NW Natural will both maintain investment-grade ratings on their debt and preferred stock. In addition, it is expected that the acquisition debt incurred by NW Natural Holdco will have an investment grade rating by at least one nationally recognized statistical rating agency.

         Finally, the effects, if any, of the Transaction on the capital costs and rates of PGE and NW Natural have also been addressed in the application filed by PGE and NW Natural with the OPUC (Exhibit D-1 hereto). As part of that application (see Appendix 3 to Exhibit D-1), NW Natural Holdco has offered certain "Proposed Acquisition Conditions" which, if adopted by the OPUC, would be incorporated into the terms of the OPUC order approving NW Natural Holdco's acquisition of PGE and NW Natural. These include, among others:

               o a guarantee by NW Natural Holdco that customers of PGE and NW Natural will be held harmless if the acquisition of PGE results in higher revenue requirements for PGE or NW Natural than if the acquisition had not occurred (Condition 1);

               o exclusion of all acquisition related costs and goodwill created in the Transaction from each utility's regulated accounts (Condition 2);

               o the agreement of PGE and NW Natural that they will have the burden of establishing the reasonableness of NW Natural Holdco costs allocated or directly assigned to PGE or NW Natural and the that OPUC will have the authority to approve such costs for ratemaking purposes (Condition 3);

               o a commitment that PGE and NW Natural will maintain separate investment-grade ratings for their own debt and preferred stock (Condition 6); and

               o a commitment that neither PGE nor NW Natural will make any distributions to NW Natural Holdco that would reduce common equity of either company to below 45% of total capitalization (defined to include common equity, preferred equity, and long-term debt) without OPUC approval (Condition
                    7).

         Other Proposed Acquisition Conditions are designed to address the sharing of rate benefits, ongoing customer service issues, affiliate transactions, and maintenance of accounting records, among other matters.

ITEM 4.  REGULATORY APPROVALS.

         The Reorganization and PGE Acquisition are subject to the jurisdiction of the following state and federal regulatory commissions:

               a.   State Approvals:
                    ---------------

         Oregon. The approval of the OPUC is required before NW Natural Holdco may acquire the stock of PGE. This will require a two-step analysis. First, the OPUC will determine if utility customers will be served by the acquisition. The OPUC will examine the proposed transaction using a "net benefits" standard to determine whether or not the proposed transaction is in the "public interest" for utility consumers. Second, NW Natural Holdco and PGE must demonstrate that the proposed transaction is in the public's interest at large. In addition to finding a net benefit to the utility customers, the OPUC must also find that the proposed transaction will not impose a detriment on Oregon citizens as a whole. A copy of the application filed with the OPUC, including the Proposed Acquisition Conditions, is filed herewith as Exhibit D-1.

         Washington. The approval of the WUTC is required for the Reorganization. The WUTC must determine whether the Reorganization is in the public interest of the State of Washington. The WUTC will use the following four standards in making this determination:

         1. The transaction should not harm customers by causing rates or risks to increase, or by causing service quality and reliability to decline, compared with what could reasonably be expected to have occurred in the absence of the transaction.

         2. The transaction, with conditions required for its approval, should strike a balance between the interests of customers, shareholders, and the broader public that is fair and that preserves affordable, efficient, reliable, and available service.

         3. The transaction, with conditions required for its approval, should not distort or impair the development of competitive markets where such markets can effectively deliver affordable, efficient, reliable, and available service.

         4. The jurisdictional effect of the transaction should be consistent with the WUTC's role and responsibility to protect the interests of Washington gas and electricity customers.

         A copy of the application to the WUTC will be filed by amendment as Exhibit D-3 hereto.

               b.   Federal Approvals:
                    -----------------

         Federal Power Act. Under Section 203 of the Federal Power Act, the FERC is directed to approve a merger if it finds such merger consistent with the public interest. In reviewing transactions under the standards of Section 203, the FERC generally evaluates: whether the merger will adversely affect competition; whether the merger will adversely affect rates; and whether the merger will impair the effectiveness of regulation. A copy of the application filed by NW Natural and PGE with the FERC requesting approval of the PGE Acquisition under the Federal Power Act is filed herewith as Exhibit D-5.

         Atomic Energy Act. PGE holds licenses issued by the NRC in connection with its 67.5% ownership in the Trojan Nuclear Plant. The Atomic Energy Act of 1954 requires that any direct or indirect transfer of a license must be approved by the Nuclear Regulatory Commission ("NRC"). The PGE Acquisition will constitute a direct change of control of PGE and therefore a direct transfer of its nuclear licenses. A copy of the application to the NRC will be filed by amendment as Exhibit D-7 hereto.

         Antitrust. Under the HSR Act, and the rules promulgated thereunder by the FTC, the PGE Acquisition may not be consummated until NW Natural Holdco, Enron and NW Natural file notifications and provide certain information to the FTC and the DOJ and specified waiting period requirements are satisfied. Even after the HSR Act waiting period expires or terminates, the FTC or the DOJ may later challenge the transaction on antitrust grounds. If the transaction is not completed within 12 months after the expiration or earlier termination of the initial HSR Act waiting period, the parties would be required to submit new information under the HSR Act and a new waiting period would begin.

         Except as described above, no other state or federal commission, other than this Commission, has jurisdiction over the proposed Transaction./17/

ITEM 5.  PROCEDURE.

         NW Natural Holdco requests that the Commission publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable, and in any event not later than December 31, 2001, and issue an order approving the Application/Declaration as soon as its rules permit after the end of the required notice period. NW Natural Holdco requests that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective; waives a recommended decision by a hearing officer or other responsible officer of the Commission;

---------
/17/      It is expected that PGE will also require approvals (or disclaimers)
of other state and federal agencies in order to transfer or amend certificates, permits and licenses that it now holds.

and consents to the participation by the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.

               (a)  Exhibits.
                    --------

         A-1 Form of Amended and Restated Articles of Incorporation of Northwest Energy Corporation. (attached as Exhibit C to the Agreement and Plan of Merger and Reorganization - see Exhibit B-1 hereto).

         A-2 Form of Amended and Restated Bylaws of Northwest Energy Corporation. (attached as Exhibit D to the Agreement and Plan of Merger and Reorganization - see Exhibit B-1 hereto).

         A-3 Form of Amended and Restated Articles of Incorporation of NW Natural. (attached as Exhibit A to the Agreement and Plan of Merger and Reorganization - see Exhibit B-1 hereto).

         A-4 Articles of Incorporation of PGE. (Incorporated by reference to Exhibit 4 of PGE's Registration Statement in File No. 1-5532-99).

         B-1 Agreement and Plan of Merger and Reorganization, dated as of October 5, 2001, among Northwest Natural Gas Company, Northwest Energy Corporation and Northwest Energy Sub Corp. (attached as Annex A to the Proxy Statement/Prospectus - Exhibit C hereto).

         B-2 Stock Purchase Agreement, dated October 5, 2001, by and among Enron Corp., Northwest Natural Gas Company, Northwest Energy Corporation and Enron Northwest Assets, LLC. (attached as Annex B to the Proxy Statement/Prospectus - Exhibit C hereto).

         B-3 Form of Securityholders and Registration Rights Agreement, to be entered into by and between Northwest Energy Corporation and Enron Corp. (attached as Annex C to the Proxy
               Statement/Prospectus - Exhibit C hereto).

         C Registration Statement on Form S-4 of Northwest Energy Corporation (including Proxy Statement to be used in connection


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

               with special meeting of NW Natural's shareholders). (Incorporated by reference to File No. 333-74360.

         D-1 Application to the Oregon Public Utility Commission. (Form SE - Paper format filing pursuant to continuing hardship exemption).

         D-2 Order of the Oregon Public Utility Commission. (To be filed by amendment).

         D-3 Application to the Washington Utilities and Transportation Commission. (Form SE - Paper format filing pursuant to continuing hardship exemption). (To be filed by amendment).

         D-4 Order of the Washington Utilities and Transportation Commission. (To be filed by amendment).

         D-5   Application to the Federal Energy Regulatory Commission. (Form SE
               - Paper format filing pursuant to continuing hardship exemption).

         D-6 Order of the Federal Energy Regulatory Commission. (To be filed by amendment).

         D-7 Application to the Nuclear Regulatory Commission. (Form SE - Paper format filing pursuant to continuing hardship exemption). (To be filed by amendment).

         D-8 Order of the Nuclear Regulatory Commission. (To be filed by amendment).

         E Map of natural gas service area of NW Natural and electric service area of PGE. (Form SE - Required paper format filing).

         F Opinion of counsel to Northwest Energy Corporation. (To be filed by amendment).

         G     Proposed form of Federal Register notice.

               (b)  Financial Statements.
                    --------------------

         FS-1: Consolidated Balance Sheet and Statement of Income for NW Natural as of and for the nine months ended September 30, 2001. (Incorporated by reference to the Quarterly Report on Form 10-Q of NW Natural for the period ended September 30, 2001, in File No. 0-994).

         FS-2 Consolidated Balance Sheet and Statement of Income for PGE as of and for the nine months ended September 30, 2001. (Incorporated by reference to the Quarterly Report on Form 10-Q of PGE for the period ended September 30, 2001, in File No. 1-5532-99).

         FS-3 Unaudited Pro Forma Combined Condensed Balance Sheet of NW Natural Holdco as of September 30, 2001. (Included in Exhibit C).

         FS-4 Unaudited Pro Forma Combined Condensed Statements of Income for NW Natural Holdco for the nine months ended September 30, 2001 and year ended December 31, 2000. (Included in Exhibit C).

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.

         The Transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The Transaction will not result in changes in the operation of the applicant or its subsidiaries that will have an impact on the environment. The applicant is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the Transaction.



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

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                       NORTHWEST ENERGY CORPORATION


                                       By: /s/ Richard G. Reiten
                                          --------------------------
                                       Name:   Richard G. Reiten
                                       Title:  Chairman and Chief
                                               Executive Officer

Date: December 6, 2001


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